UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




Public Utility Holding Act of 1935
File No.  70-7218; 70-8037
Report Date:  October 1, 1999 to December 31, 1999


In the Matter of:
Central and South West Corporation
CSW Credit, Inc.


      1. CSW Credit, Inc. (Credit) hereby files a balance sheet as of December 31, 1999, statements of income for the three and twelve month periods ended December 31, 1999, and notes to the financial statements as Exhibit 1 attached hereto.

      2. Credit hereby states that pursuant to the exemption set forth in Rule 52 of the Public Utility Holding Company Act of 1935, it will no longer provide information duplicative of the information contained in Form U-6B-2. Credit will submit Form U-6B-2 quarterly in accordance with the requirements of Rule 52(c). Such information will no longer be included with this report.

      3. Credit hereby files as Exhibit 2 attached hereto the earnings coverage for Credit's indebtedness for the period from October 1, 1999 through December 31, 1999 and Credit's capital structure at December 31, 1999. Credit hereby files as Exhibit 3 attached hereto the twelve month average of outstanding accounts receivable, twelve month average of accounts receivable purchases from non-affiliated companies, and bad debt write-offs related to non-affiliated companies during said period as of the end of each month.

      4. With respect to affiliated  companies,  Central Power and Light Company
(CPL), Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO), and West Texas Utilities Company (WTU), Credit hereby certifies that the allowed returns on common equity for the period from October 1, 1999 through December 31, 1999 were unchanged in respect to retail calculations for all regulatory jurisdictions except for the Arkansas and Louisiana regions of SWEPCO from the previous certificate of notification. The change in the retail rate for SWEPCO will subsequently effect the wholesale rates for all companies. Credit also hereby files the discount calculation for affiliated companies, an analysis of the allowed returns on common equity and the factoring expense savings for affiliated companies as shown in Exhibits 4, 5 and 6, respectively, attached hereto.

      5. With respect to Reliant Energy HL&P, formerly known as Houston Lighting & Power Company, Credit had a twelve month average of outstanding receivable balances for the period ending December 31, 1999 of $448,465,000. During the quarter ended December 31, 1999 the daily maximum balance relating to the purchase of accounts receivable from Reliant Energy HL&P was $554,170,197.

      6. Credit hereby certifies it was in compliance with the terms of the temporary relief as defined in the order issued on March 11, 1997 as shown in
Exhibit 3 attached hereto.

      7. Credit hereby files as Exhibit 7 attached hereto the calculation, by month, of the CPL finder fee attributable to the factoring of Reliant Energy HL&P receivables by Credit.

      8. Credit hereby files as Exhibits 8a (Louisiana) and 8b (Arkansas) attached hereto a copy of state regulatory commission decision or analysis, issued during the period October 1, 1999 through December 31, 1999, addressing the effect of the factoring of CSW System accounts receivable rates which was issued during the period October 1, 1999 through December 31, 1999.

      9. Credit hereby files as Exhibit 9 attached hereto a copy of the audited annual financial statements for the year ended December 31, 1998.

      10. Credit hereby files as Exhibit 10 attached hereto a copy of the accounting system procedures and chart of accounts of Credit as maintained by Central and South West Services, Inc.

      11. Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration of Central and South West Corporation (CSW) and Credit, in File No. 70-7218, and in accordance with the terms and conditions of the Commission's orders dated July 31, 1986, May 8, 1988, December 27, 1989, August 30, 1990, December 21, 1990, December 24, 1991, December 9, 1992, December 21,
1993, December 16, 1994, and March 11, 1997, permitting said Application-Declaration to become effective, and the Form U-1 Application-Declaration of CSW, Central Power and Light Company and Credit, in File No. 70-8037, and in accordance with the terms and conditions of the Commission's orders dated December 8, 1992 and December 29, 1992, permitting said Application-Declaration to become effective.

                                    SIGNATURE



As requested by order of the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935, Central and South West Corporation has duly caused this report to be signed on the 11th day of February 2000.





                                    By :   /s/ Lawrence B. Connors
                                           -------------------------------------
                                           Lawrence B. Connors
                                           Controller
                                           CSW Credit, Inc.
                                           Central and South West Corporation

1616 Woodall Rodgers Freeway
P.O. Box 660164
Dallas, Texas 75266-0164
Telephone (214) 777-1000

                                  EXHIBIT INDEX
                                  -------------
Exhibit                                                             Transmission
Number                            Exhibit                           Method
-------                           --------                          ------------

   1        Unaudited  balance  sheet  as  of  December  31,  1999,   Electronic
            unaudited statements of income for the three and twelve month periods ended December 31, 1999, and unaudited notes to the financial statements.


   2        Earnings coverage for the period from October 1, 1999     Electronic
            through December 31 , 1999 and capital structure at December 31, 1999.


   3        Twelve month average as of the end of each month of       Electronic
            outstanding accounts receivable of affiliated and non-affiliated companies, twelve month average as of the end of each month of accounts receivable purchases from non-affiliated companies, and bad debt write-offs related to non-affiliated companies during the period October 1, 1999 through December 31, 1999.


   4        Discount calculation for affiliated companies for the     Electronic
            three months ended December 31, 1999.


   5        Analysis of the allowed returns on common equity for      Electronic
            affiliated companies at December 31, 1999.


   6        Factoring expense savings for the affiliated companies    Electronic
            for the three months ended December 31, 1999.


   7        Calculation, by month, of CPL finder fee attributable     Electronic
            to factoring of Reliant Energy HL&P receivables during the period October 1, 1999 through December 31,
            1999.

   8        Copy of any state regulatory commission decision or       Electronic
            analysis addressing the effect of the factoring of CSW System accounts receivable rates issued during the period October 1, 1999 through December 31, 1999.

  9         Copy of audited annual financial statements for the       Electronic
            year ended December 31, 1998.

  10        Copy of the accounting system procedures and chart of     Electronic
            accounts of Credit as maintained by Central and South
            West Services, Inc.